



ARTISANAL
PREMIUM CHEESE
WWW.ARTISANALCHEESE.COM

Taste the Difference

Clubs, Banquet,
Corporate Café
& Fine Dining Programs

ARTISANAL
ARTISANAL
ARTISANAL
ARTISANAL





Affinage (AH-fee-nahj)

The ancient art of maturing cheese to peak ripeness and flavor. Sourcing the finest quality cheeses and understanding ripeness are affinage techniques that made Artisanal the trusted source for top executive chefs.





Where It All Began…

Artisanal Premium Cheese Brand began on this beautiful cheese cart in a Michelin-Rated restaurant in NYC. Since the beginning culinary excellence has been Artisanal's standard.





The First Cheese Caves in the USA @ Artisanal

Cave One
Relative Humidity: 80%
Temperature: 44 Degrees

Artisanal grew.
We engineered five state-of-the-art cheese aging caves, combining centuries-old European techniques with modern American ingenuity.



ARTISANAL Affinage-Facts

- Artisanal was the first to bring French-quality cheese to fine dining

- Artisanal then installed *state-of-the-art* cheese-aging caves in the United States.

- Artisanal educated thousands of people in Cheese & Wine Tasting classes hosted at the Artisanal Cheese Center in NYC

- Artisanal experts have mastered the art of pairing cheese with fine wine and craft beer

- Artisanal has developed the Artisanal CheeseClock™ explaining how to pair cheese with fine wine and craft beer







How the CheeseClock™ Works

Artisanal's CheeseClock™
MEDIUM
pairs with: Light Red Wine, Rosé Wine, Lager Beers
pairs with: Red Wine, Lambic Beers and Ales
BOLD
MILD
pairs with: Light White Wine, Champagne, Pilsner Beers
STRONG
START HERE
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Artisanal's CheeseClock™

All the fun begins at 6 o'clock!

In fine dining, a chef *always* selects and presents cheese from mild to strong (Progression) with corresponding wines and beers (Pairing) starting at the 6 o'clock point in a platter.

Rooted in fine dining Artisanal created the CheeseClock™ to enable *everyone* to select cheeses from mild to strong and understand pairings with wine and beer.

Each cheese at Artisanal is categorized into quarters of the CheeseClock™ – **mild** (6 to 9 o'clock), **medium** (9 to 12 o'clock), **bold** (12 to 3 o'clock) & **strong** (3 to 6 o'clock) – giving everyone selection capabilities on Progression and which wine or beer to Pair.

The highest quality cheeses with the expertise of how to pair them!



A Cheeseplate from Mild to Strong



An Exciting Club Program –

Don't just bring in cheese. Your guests want 'Knowledge' and 'Dining Experiences'

This unique program offers a new experience for current members & will attract new members. Make your club more interesting and the topic of conversation!



"Artisanal 101 Class" - Artisanal will host a Virtual Cheese & Wine Tasting Class &/or Cheese & Microbrews Training Class to train your staff.

Artisanal Menu 'Fact' Sheets - Will offer guests enough information to understand progression, pairings, country of origin, milk type, as they enjoy a cheese platter.





Raising The Bar

The Artisanal Bar Collections:

- ***Red Wine***
- ***White Wine***
- ***Scotch***
- ***Beer***

$4 per serving (minimum order 16 servings)

The Artisanal Bar Collections will complement your sales of red and white wines, beer and scotch offerings and drive new sales, as your customers will be enticed to savor our at-peak-ripeness cheeses with multiple beverage servings.

Easy to serve, you will receive pre-printed cards describing the cheeses in each collection for your guests to review. Our extensive Fromager's Notes will be provided to your staff to better acquaint them with each cheese, along with cutting instructions to illustrate the ease of plating each Bar Collection.

















Artisanal's Branded Bar Menu – A sample of a Bar Pairing Program

Thoughtfully Sourced. Perfectly Paired.

Carefully selected cheeses, aged to perfection by Artisanal Premium Cheese company, perfectly paired with your choice of local beer and regional wine flights.

White Wine & Cheese Pairing

White Wine Flight 00.00

Sauvignon Blanc
Benziger, Sonoma County
Citrus, apple flavors, minerality

Riesling
Dr. Konstantin Frank, New York
Floral flavors, tangerine, zesty acidity

Chardonnay
Benziger, Carneros
Honeysuckle, pineapple, stone fruits, pear

Cheese Flight 00.00

Bijou
Vermont Butter & Cheese Creamery, Vermont
Semi-soft, lemony, creamy-flavored

Tobasi
Cricket Creek Farm, Massachusetts
Semi-firm, meaty, savory

Bloomsday
Cato Corner Farm, Connecticut
Firm, buttery, grassy

Red Wine & Cheese Pairing

Red Wine Flight 00.00

Pinot Noir
Byron, Santa Barbara County
Dark berry, cherry, floral notes, minerality

Syrah
Snoqualmie, Columbia Valley
Blackberry, blueberry, herbal, smoky tones

Cabernet Sauvignon
Murphy-Goode, California
Blackberry, cherry, hints of thyme

Cheese Flight 00.00

WindsorDale
Vermont Farmstead Cheese Company, Vermont
Firm, milky-flavored, mellow

Rupert
Consider Bardwell Farm, Vermont
Firm, beefy, well-balanced

Berkshire Blue
Berkshire Cheese Makers, Massachusetts
Firm, moist, zesty

Beer & Cheese Pairing

Beer Flight 00.00

Samuel Adams Boston Lager
Massachusetts
Hoppy, hints of fruit, crisp

Blue Moon Belgian White Ale
Colorado
Coriander, orange spiciness, creamy, complex

IPA
Locally Brewed
Firmly bitter, hoppy, flavorful throughout

Cheese Flight 00.00

Cremont
Vermont Butter & Cheese Creamery, Vermont
Semi-soft, creamy, lactic

Maggie's Round
Cricket Creek Farm, Massachusetts
Firm, grassy, savory

Tarentaise
Thistle Hill Farm, Vermont
Firm, tangy, vegetal

Taste the Difference

NE





Artisanal Banquet & Catering Program cheeses are chosen by Artisanal's experts.



Your platters will be complete with Artisanal display tags

- **Easy Order** – Just call in the party size and date of the event – that's all we need.
- **You Receive** – Enough cheese for the event portion-controlled at 2oz per person.
- **NO Waste** -- Wheels cut to order, piece cheeses sold by unit – you bill your client for all the cheese we ship you.
- **Artisanal** – selects 4-6 cheeses from mild to strong. 50 guests or more we use 6 cheeses.
- $4.20 per person (2oz per person) -- Shipping Included!



Fine Dining





Artisanal Display Tags

- Basic kitchen skills required for the highest quality cheese program
- Enhances guest experiences and stimulates beverage sales in lounges
- Provides easy-to-serve additions to 24-hour Room Service menus





















Artisanal Cheese Cutting Techniques

FOURME CHEESES/ CYLINDRICAL CHEESES
The cylindrical cheeses are to be cut in slices then sliced like any round cheese. Cut it from the center to the outside.

ROUND CHEESES
Cut from the center to the outside.

SMALL ROUND CHEESES
The small cheeses are cut in 2 or 4 depending on their size.

LARGE ROUND CHEESES
2 choices: For medium large tomes: cut long and thin wedges.
For large tomes: cut a long and thin wedge then cut it in half.

SQUARE CHEESES
Cut from the center to the outside.

LARGE WEDGE CHEESES
Cut as shown, in pieces and wedges to distribute the rind evenly.

PYRAMID SHAPE CHEESES
Cut in wedges from the center to the outside.
You can cut 8 slices from each piece of cheese.

SPOONABLE CHEESES
A few cheeses are served with a spoon. For this type, make an incision over the top 90% of the cheese. Then lift the top off like a lid.

LOG CHEESES
The log shape cheeses are cut in slices. If any cheese has a straw in its center, like the Saint Maure cut the straw with your sharp knife. Do not slice slide on the straw.



Contact Us

Executive Chairman and President

Daniel W. Dowe

212-871-3150

ddowe@artisanalcheese.com

Operations Manager

Adam Prue

aprue@artisanalcheese.com

Customer Service

Janet Dowe

833-Cheese1

hello@artisanalcheese.com

www.artisanalcheese.com